UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission file number 000-56607

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Savings Plan – Supplement A

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Global SA
Route de Florissant 13
1206 Geneva, Switzerland
(Address of registered office and principal executive office)

1391 Timberlake Manor Parkway
Chesterfield, Missouri 63017
(Address of corporate headquarters)

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2023 and 2022	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year ended December 31, 2023	12

Schedule H, Line 4i - Schedule of Assets (held at End of Year) as of December 31, 2023	13

Exhibits

Signature	14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To the Bunge U.S. Retirement Plans Committee
And the Plan Administrator of the Bunge Savings Plan – Supplement A
Chesterfield, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Bunge Savings Plan – Supplement A (the "Plan") as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the Year ended December 31, 2023, and Schedule H, Line 4j – Schedule of Assets (held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2011.
/s/ Armanino LLP
St. Louis, Missouri
June 18, 2024

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022

INVESTMENTS, at fair value:
Plan interest in Bunge Defined Contribution Master Trust (Note 8)	$4,602,252	$3,590,700

RECEIVABLES:
Notes receivable from participants (Note 4)	121,457	124,092
Employer contributions	—	75

Total receivables	121,457	124,167

NET ASSETS AVAILABLE FOR BENEFITS	$4,723,709	$3,714,867

The accompanying notes are an integral part of these financial statements.

BUNGE SAVINGS PLAN – SUPPLEMENT A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022

ADDITIONS AND INVESTMENT INCOME (LOSS):
Participants’ contributions	$384,076	$291,360
Employer contributions	5,154	3,947
Rollover contributions	—	41,749
Interest income on notes receivable from participants	7,809	4,441
Change in Plan Interest in Bunge Defined Contribution Master Trust	655,733	(752,164)

Total Additions to Net Assets, Including Total Investment Income (Loss)	1,052,772	(410,667)

DEDUCTIONS:
Benefits paid to participants	30,697	569,519
Administrative expenses	13,233	12,553

Total Deductions from Net Assets	43,930	582,072

INCREASE (DECREASE) IN NET ASSETS	1,008,842	(992,739)

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,714,867	4,707,606

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$4,723,709	$3,714,867

The accompanying notes are an integral part of these financial statements.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
1.BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
The Bunge Savings Plan – Supplement A (the “Plan”) is a subplan of the Bunge Savings Plan (the “Savings Plan”), which was established on April 1, 1996. Prior to January 1, 2004, the Plan was a stand-alone plan known as the Central Soya 401(k) Plan for Hourly Employees. The Savings Plan was amended on January 1, 2004, to transfer the assets of the Central Soya 401(k) Plan for Hourly Employees to the Savings Plan and master trust. The Savings Plan was further amended to provide that the Plan provisions applicable to the participants in the Central Soya 401(k) Plan for Hourly Employees are set forth in a separate subplan known as the Bunge Savings Plan – Supplement A. On January 1, 2005, Bunge Limited (the then parent of Bunge North America, Inc. (the "Company"), the plan sponsor) at the time separated the Plan from the Savings Plan.
On November 1, 2023, Bunge Global SA completed the change of jurisdiction of incorporation of its group holding company from Bermuda to Switzerland (the "Redomestication"). The Redomestication, as approved by Bunge shareholders, was effected pursuant to a scheme of arrangement under Bermuda law. Each common share of Bunge Limited, par value $0.01 per share, was cancelled in exchange for an equal number of registered shares of Bunge Global SA, par value $0.01 per share (the "registered shares"). The registered shares began trading on the New York Stock Exchange (the "NYSE") under the symbol "BG" on November 1, 2023, which is the same symbol under which the Bunge Limited shares were previously traded. References in this Report on Form 11-K to "shares" refer to Bunge Limited common shares prior to the Redomestication and to Bunge Global SA registered shares after the Redomestication, unless otherwise specified. The Redomestication did not have an impact on the Plan or the accompanying financial statements of the Plan.
Significant accounting policies followed by the Plan are as follows.
Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Investment Valuation and Income Recognition — The Plan’s investment in the Bunge Defined Contribution Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Global SA's shares, and self-directed brokerage accounts, whereby a participant may elect to invest the participant's transferable account balance in a variety of options including mutual funds, other common stock, and interest-bearing cash and cash equivalents that are stated at estimated fair value based on quoted market prices. Other investments are valued using pricing models maximizing the use observable inputs for similar securities.
The collective trust funds consist of certain trust funds that are valued at the net asset value per share as determined by the issuer based on the underlying fair value of its net assets and of a stable value fund that is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust.
One of the investment options offered by the Plan, the MIP II Fund, is a collective trust that is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the MIP II Fund at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. See Note 10 - Investments Measured Using The Net Asset Value Per Share Practical Expedient, for investments held by the Trust for which fair value is measured using the net asset value per share practical expedient.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on daily account balances. See Note 9 - Fair Value Measurements for discussion of fair value measurements.
Payment of Benefits — Benefit payments are recorded when paid.
Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document. Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes of the Plan financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Trust, which holds various securities, including mutual funds, Bunge Global SA's shares, collective trust funds, other common stock, and interest-bearing cash and cash equivalents that are stated at estimated fair value based on quoted market prices. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Voluntary Compliance Resolution — The Company had late participant contributions for the Plan year ended December 31, 2022. The Company utilized the Department of Labor Voluntary Fiduciary Correction Program calculator to determine the lost earnings in the amount of $75 and corrected the delinquent contributions in 2023.
Reclassifications — Certain amounts in the 2022 financial statements have been reclassified to conform with the 2023 presentation. The reclassifications included the categorization of the self-directed brokerage accounts in Note 9 - Fair Value Measurements. These reclassifications do not affect the financial statements for any period.
Subsequent Events — The Plan has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued.
2.    PLAN DESCRIPTION
The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). The Bunge U.S. Retirement Plans Committee is responsible for administering the Plan in accordance with the Employee Retirement Income Securities Act of 1974 and Plan documents. The Investment Committee is charged with plan governance and responsible for monitoring Plan assets. The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the plan document for a more complete description of the applicable provisions of the Plan. All regular hourly employees of Bunge North America (East), L.L.C., whose terms and conditions of employment are subject to a collective bargaining agreement that bargained to participate in the Plan, are eligible participants. Individual accounts are

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
maintained for each Plan participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
3.    CONTRIBUTIONS AND WITHDRAWALS
Contributions
Contribution limits and employer match contributions for participants are based on their respective collective bargaining agreements. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a pre-tax or Roth after-tax basis could not exceed $22,500 in 2023 and $20,500 in 2022. However, if a participant reached age 50 by December 31, they are able to contribute an additional $7,500 in 2023 and $6,500 in 2022 in “catch up” contributions to the Plan on a pre-tax or Roth after-tax basis.
The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations.

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, self-directed brokerage accounts, whereby a participant may elect to invest in a variety of investment options, and the Bunge Common Stock Fund (subject to certain limits) (the "Bunge Fund”). The Bunge Fund pools a participant’s money with that of other employees to buy registered shares of Bunge Global SA as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Global SA, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund. All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund. A participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of shares.
The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.
Vesting
The participants’ contributions, plus any actual earnings thereon, vest immediately, unless otherwise specified on their respective collective bargaining agreements. Employer matching contributions are credited to individual participants’ accounts, and vest at a rate of 20% per year and all matching contributions become 100% vested following five years of continuous service. Participants will forfeit any non-vested portion of their account balance upon leaving the Company’s employment for any reason other than normal retirement.
Withdrawals
Participants may not withdraw pre-tax contributions except as provided for hardship withdrawals or for participants at the Decatur, Indiana facility age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants may withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 73. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
participants are recorded upon distribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. A participant may withdraw all or any portion of their after-tax contribution account or rollover contribution account, including earnings, at any time.
4.    NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence, which may have a longer term and participants can have no more than two loans outstanding at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2023, participant loans bear interest rates of 3.75% to 9.00%, and mature through October 2028. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. Delinquent loans are recorded as distributions based on the terms of the Plan document. Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.
5.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their employer contributions.
6.    FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter from the Internal Revenue Service on March 31, 2016, stating that the Plan and related trust were designed and in compliance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain of the Trust’s investments are in shares of funds offered by Fidelity. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Fees paid by the Plan were $13,233 and $12,553 for the years ended December 31, 2023 and 2022, respectively.
Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Global SA Registered shares and short-term investments. Bunge Global SA is the parent company of the sponsoring Company. The Bunge Fund held 122,572 and 128,712 shares of Bunge at December 31, 2023 and 2022, respectively, of which 1,583 and 1,665 shares were allocated to the Plan at December 31, 2023 and 2022, respectively. During 2023 and 2022, the Plan recorded dividend income of $4,153 and $3,719, respectively, and net appreciation in fair value of $563 and $9,312, respectively, from Bunge shares.
8.    INTEREST IN BUNGE DEFINED CONTRIBUTION MASTER TRUST
The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. The assets of the Trust are held, managed, and administered by Fidelity pursuant to the terms of the Bunge Defined Contribution Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity. Each participating retirement plan has a divided interest in the Trust.
The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.
At December 31, 2023 and 2022, the Plan's interest in the net assets of the Trust was approximately 1.0% and 0.9%, respectively.
The investments of the Trust at December 31, 2023 and 2022 are summarized as follows:

	2023		2022
	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust	Bunge Defined Contribution Master Trust	Plan's Interest in Master Trust

Investments - at fair value:
Mutual funds	$246,347,249	$2,134,044	$211,760,812	$1,752,036
Bunge shares	12,373,643	159,757	12,841,596	166,074
Collective trust funds	203,335,451	2,306,106	155,116,396	1,669,367
Self-Directed Brokerage Accounts	20,355,857	2,345	13,924,728	3,223
Total investments, at fair value	$482,412,200	$4,602,252	$393,643,532	$3,590,700
The following are net appreciation (depreciation) in the fair value of investments and investment income for the Bunge Defined Contribution Master Trust for the years ended December 31, 2023 and 2022.

	2023	2022

Net appreciation (depreciation) in fair value of investments	$65,634,575	$(94,203,052)
Investment income	8,322,830	9,571,439
Total	$73,957,405	$(84,631,613)

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
9.    FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.
The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There have been no changes in methodologies or investment levels during the years ended December 31, 2023 and 2022.
Level 1 — Quoted prices (unadjusted) in active markets for identical securities.
Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).
The following tables set forth by level within the fair value hierarchy a summary by category of equity securities held by the Trust measured at fair value on a recurring basis at December 31, 2023 and 2022. The tables do not include the Collective trust funds value of $203,335,451 and $155,116,396 at December 31, 2023 and 2022, respectively, in accordance with the disclosure requirements of ASC 820-10 for certain investments measured at net asset value per share (or its equivalent).

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Fair Value Measurements at December 31, 2023, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$246,347,249	$—	$—	$246,347,249
Bunge shares	12,373,643	—	—	12,373,643
Self-Directed Brokerage Accounts	19,427,811	928,046	—	20,355,857

Total investments in the fair value hierarchy	278,148,703	928,046	—	279,076,749
Collective trust funds measured at net asset value (1)	—	—	—	203,335,451
Total investments, at fair value	$278,148,703	$928,046	$—	$482,412,200

	Fair Value Measurements at December 31, 2022, Using

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds	$211,760,812	$—	$—	$211,760,812
Bunge Limited common shares	12,841,596	—	—	12,841,596
Self-Directed Brokerage Accounts	13,889,810	34,918	—	13,924,728

Total investments in the fair value hierarchy	238,492,218	34,918	—	238,527,136
Collective trust funds measured at net asset value (1)	—	—	—	155,116,396
Total investments, at fair value	$238,492,218	$34,918	$—	$393,643,532
(1)    In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.
10.    INVESTMENTS MEASURED USING THE NET ASSET VALUE PER SHARE PRACTICAL EXPEDIENT
The following table summarizes investments held by the Trust for which fair value is measured using the net asset value per share practical expedient as of December 31, 2023 and 2022. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

BUNGE SAVINGS PLAN - SUPPLEMENT A

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Fair Value at December 31,		Unfunded Commitments at December 31,
Investment Type	2023	2022	2023	2022	Redemption Frequency	Redemption Notice Period
Collective trust - MIPII fund	$8,268,557	$10,440,775	$—	$—	Daily	Daily[1]
Collective trust funds	$195,066,894	$144,675,621	$—	$—	Daily	Daily

(1)    Withdrawals made on the collective trust can be initiated daily. Plan Sponsor terminations of the contracts can be initiated daily. Disbursements of the funds for Plan Sponsor terminations will be provided as soon as practicable within twelve months following written notice.

11.    DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per the financial statements	$4,723,709	$3,714,867
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,154)	(2,968)
Net assets available for benefits per Form 5500	$4,722,555	$3,711,899

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2023 and 2022:

	2023	2022
Net increase in net assets available for benefits per the financial statements	$1,008,842	$(992,739)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,814	(2,971)
Net increase in net assets available for benefits per the Form 5500	$1,010,656	$(995,710)

BUNGE SAVINGS PLAN - SUPPLEMENT A

EIN: 13-4977260 Plan Number: 219
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year ended December 31, 2023

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions
Year	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP
2022	☒	$—	$—	$—	$121,711

BUNGE SAVINGS PLAN - SUPPLEMENT A

EIN: 13-4977260 Plan Number: 219
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2023

(A)	(B) Identity of issue, borrower, lessor, or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(E) Current Value
*	Participant Loans	Participant Loans	$121,457
*	Interest Held in Master Trust	Various (includes Registered Investment Companies, Self directed Brokerage, Collective Trust, etc.)	4,602,252
		TOTAL	$4,723,709

*Investment with party-in-interest to the Plan

BUNGE SAVINGS PLAN - SUPPLEMENT A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Savings Plan – Supplement A has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Savings Plan – Supplement A

Date: June 18, 2024	By:	/s/ Lisa Ware-Alexander
Lisa Ware-Alexander
Plan Administrator